SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

WEGENER CORPORATION
(Name of Subject Company (Issuer))

RADYNE COMSTREAM INC.
WC ACQUISITION CORP.
(Name of Filing Person (Offeror))

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

948585104
(CUSIP Number of Class of Securities)

Richard P. Johnson
Chief Financial Officer
Radyne ComStream Inc.
3138 E. Elwood Street
Phoenix, Arizona 85034
(602) 437-9620
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$21,207,373.00	$1,715.68

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 12,341,751 shares of the common stock, par value $0.01, of Wegener Corporation, representing all of the outstanding shares of such class as of March 13, 2003 (less 100 shares of such class owned by WC Acquisition Corp.) and (ii)

1,340,425 shares reserved for issuance upon the exercise of outstanding options to purchase common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities and Exchange Act of 1934, as supplemented by Securities & Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, equals .00008090 multiplied by the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,715.68

     Filing Party: Radyne ComStream Inc./WC Acquisition Corp.

     Form or Registration No.: Schedule TO-T

     Date Filed: April 23, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rules 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission on April 23, 2003, relates to an offer by WC Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Radyne ComStream Inc., a Delaware corporation (“Radyne ComStream”), to purchase all outstanding shares of common stock, par value $.01 per share (the “Shares”), of Wegener Corporation, a Delaware corporation (“Wegener”), at a purchase price of $1.55 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as amended, modified or supplemented from time to time, together constitute the “Offer”).

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except as such information is hereby amended and supplemented to the extent specifically provided herein.

     Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The following is hereby added to the end of Section 11— “Contacts and Transactions with Wegener; Background of the Offer” of the Offer to Purchase:

     On April 21, 2003, Wegener issued a press release announcing that its board of directors had made a preliminary determination that the $1.55 per Share price made in the Offer was inadequate.

     On April 24, 2003, Wegener issued a press release announcing the formation of a special committee charged with evaluating the Offer and requesting that Wegener stockholders defer making any determination on tendering their Shares until the Wegener board of directors has provided formal recommendation to the stockholders.

     On April 25, 2003, Radyne ComStream provided Wegener and Mr. James “Harry” Morgan, counsel for Wegener, with copies of the complaints filed in Delaware Chancery Court and United States District Court in Delaware, an amendment to the Schedule TO-T and a draft of a merger agreement and again requested that Wegener engage in substantive discussions regarding a negotiated business combination.

Item 11. Additional Information.

Item 11 is amended to add the following:

Legal Proceedings between Radyne ComStream, Purchaser and Wegener

     On April 24, 2003, Radyne ComStream and Purchaser commenced litigation against Wegener and certain members of Wegener’s board of directors in the Court of Chancery of the State of Delaware seeking, among other things, an order:

•	compelling Wegener’s directors to approve the Offer and a subsequent merger for purposes of Section 203 of the General Corporation Law of the State of Delaware and enjoining them from taking any action to enforce or to apply Section 203 that would impede, thwart, frustrate or interfere with the Offer and a subsequent merger;

•	temporarily, preliminarily and permanently enjoining Wegener from adopting any defensive measures, or taking any action designed to impede the Offer or a subsequent merger; and

•	enjoining Wegener and its directors from taking any action to delay, impede, postpone or thwart the voting or other rights of Wegener’s stockholders in connection with an action by written consent in lieu of a meeting.

     Also on April 24, 2003, Radyne ComStream and Purchaser commenced litigation against Wegener in the United States District Court for the District of Delaware seeking, among other things:

•	a declaratory judgment that Radyne ComStream and Purchaser have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to any purchases of Wegener’s securities by Radyne ComStream or Purchaser; and

•	enjoining Wegener from making any false or misleading statements with respect to the Offer.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibits:

(a)	(10)	Complaint filed in the United States District Court for the District of Delaware on April 24, 2003
	(11)	Complaint filed in the Chancery Court, New Castle County, Delaware on April 24, 2003

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: April 25, 2003
RADYNE COMSTREAM INC.

	By:	/s/ Robert C. Fitting

Robert C. Fitting Chief Financial Officer

WC ACQUISITION CORP.

	By:	/s/ Robert C. Fitting

Robert C. Fitting President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated April 23, 2003*
(a)(2)	Form of Letter of Transmittal*
(a)(3)	Notice of Guaranteed Delivery*
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Commercial Banks and Other Nominees*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks, and Other Nominees*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(7)	Summary Advertisement as published on April 23, 2003 and appearing in the New York Times and the Atlanta Journal-Constitution*
(a)(8)	Press Release issued by Radyne ComStream, dated April 21, 2003*
(a)(9)	Letter to Wegener Corporation Stockholders, dated April 23, 2003*
(a)(10)	Complaint filed in the United States District Court for the District of Delaware on April 24, 2003
(a)(11)	Complaint filed in the Chancery Court, New Castle County, Delaware on April 24, 2003
(b)	None
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	previously filed